

SECU[RITIES AND EXCHANGE C]OMMISSION

02003355

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48715



RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Medford Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Route 73 South, Suite 308B
(No. and Street)

Marlton	NJ	08053
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Morales (215) 568-3214
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kopple & Gottlieb, LLP
(Name — *if individual, state last, first, middle name*)

420 Old York Road	Jenkintown	PA	19046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MEDFORD FINANCIAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

MEDFORD FINANCIAL, INC.

YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS

KOPPLE & GOTTLIEB, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Medford Financial, Inc.
Marlton, New Jersey

We have audited the accompanying statements of financial condition of Medford Financial, Inc. as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medford Financial, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kopple + Gottlieb, LLP

KOPPLE & GOTTLIEB, LLP

February 27, 2002

420 Old York Road Jenkintown, PA 19046-2809 (215) 885-8801 Fax (215) 885-5895

MEDFORD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 1,519
Deposit with clearing organization	62,406
Receivable from clearing broker	89,926
Prepaid expenses	1,148
Furniture and equipment, net of accumulated depreciation of $14,370	3,103
Leasehold improvements, net of accumulated depreciation of $7,591	11,916
	$ 170,018

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 5,420
Accrued taxes	100
Loans and exchange	495
	6,015
Shareholders' equity	
Capital stock, $.01 par value (1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	149,806
Retained earnings	14,187
Total shareholder equity	164,003
	$ 170,018

See notes to financial statements.

MEDFORD FINANCIAL, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions	$ 207,232
Interest and dividends	4,833
Other	12,851
Total revenues	224,916
Operating expenses	
Personnel expenses:	
Payroll, officers	52,000
Payroll taxes	4,763
Employee benefits	9,292
Total personnel expenses	66,055
Other expenses	
Clearing expense	67,638
Depreciation	6,500
Exchange fees	726
Floorbrokerage expense	8,549
Insurance	939
Interest	1
Management fees	32,265
Meals and entertainment	484
Office expense	2,109
Professional fees	13,290
Regulatory fees	617
Rent	12,800
Security	153
Seminars	2,500
Taxes, other than income taxes	259
Telephone	3,205
Ticker expense	2,896
Travel	2,136
Utilities	1,178
Total other expenses	158,245
Total operating expenses	224,300
Net income	$ 616

See notes to financial statements.

MEDFORD FINANCIAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

			Retained Earnings			
	Common Stock (Par Value $.01)	Additional Paid-in Capital	Accumulated Adjustments Account	Tax Temporary Adjustments	Total	Total Shareholders' Equity
Balance, beginning of year	$ 10	$ 149,806	$ (4,306)	$ 17,877	$ 13,571	$ 163,387
Net income	-	-	1,265	(649)	616	616
Balance, end of year	$ 10	$ 149,806	$ (3,041)	$ 17,228	$ 14,187	$ 164,003

See notes to financial statements.

MEDFORD FINANCIAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities	
Net income	$ 616
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,500
Interest earned on deposit with clearing organization	(2,184)
Changes in operating assets and liabilities	
Receivable from clearing broker	213
Prepaid expenses	(946)
Accounts payable and accrued expenses	(4,057)
Loans and exchange	(1,024)
Net cash used in operating activities	(882)
Net increase in cash	(882)
Cash, beginning of year	2,401
Cash, end of year	$ 1,519

Supplemental Disclosures	
Noncash investing and financing transactions:	
Interest income credited to deposit with clearing organization	$ 2,184
Interest paid	$ 1
Income taxes paid	$ -

See notes to financial statements.

MEDFORD FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Formation and Purpose

The Company was formed on May 24, 1995 for the purpose of becoming a broker dealer of securities specializing in institutional customers as a member of the Philadelphia Stock Exchange. The Company was approved for membership in the Philadelphia Stock Exchange in November 1995.

Income Recognition

The Company recognizes revenue and expenses using the accrual method for financial statement purposes and the cash method for tax reporting purposes. Deferred State income taxes are recorded based on the difference between the two methods.

Property and Equipment

Property and equipment are carried at cost. Depreciation of furniture and equipment is provided using accelerated methods based on the estimated useful lives of the assets of 5 to 7 years. Depreciation of leasehold improvements is provided using accelerated and straight-line methods based on the estimated useful lives of the assets of 5 to 39 years.

Income Status

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

The Company is authorized to issue 1,000 shares of common stock with a par value of $0.01 (cents). On May 24, 1995, the Company in payment of $150,000 issued 1,000 shares. The Company recorded the $149,990 in excess of cost of the capital stock as additional paid-in capital.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company subleases its office space from a related company. In July 2000 the Company moved to an office condominium unit owned by a limited liability company whose members own 100% of the outstanding shares of the Company. There is no formal lease for this arrangement. Rent expense for the year ended December 31, 2001 was $12,800.

The Company is required to maintain a seat on the Philadelphia Stock Exchange. The requirement is satisfied by leasing a seat on a month to month basis. Beginning April 1, 1998, the Company leased the required seat from a shareholder holding 40% of the outstanding shares of the Company. Rents for the seat are negotiated between the Company and the shareholder on a month to month basis. Effective June 30, 2000, the shareholder and the Company agreed to suspend and waived lease payments for use of the seat indefinitely.

NOTE 4 – CONCENTRATION OF CREDIT RISKS

The Company is engaged primarily as an introducing broker (Philadelphia Stock Exchange) for institutional investors located throughout the United States. In the current period one institution accounted for 85% of the revenue generated by the company.

The Company maintains part of its receivable from brokers in an uninsured money market fund. As of December 31, 2001, the uninsured balance in this fund was $129,100.

NOTE 5 – RECONILIATION OF CORPORATE INCOME TAX RETURN ("S" CORPORATION)

The company has elected for tax purposes to recognize income and expenses on the cash basis of accounting. As a result, the amount of income or loss for tax purposes may differ from what is reported in the financial statements. The temporary timing difference is primarily the result of current accounts receivable accounts payable and the expensing of start-up costs for financial purposes. An analysis of the shareholders' accumulated adjustment account ("S" corporation) as the Company intends to file its tax return is as follows:

Tax loss for the year ended December 31, 2001	($1,266)
Nondeductible expenses	(1)
Temporary timing differences	(649)
Financial statement income for the year ended December 31, 2001	($ 616)

NOTE 6 – FAIR VALUE OF DEPOSIT WITH CLEARINGHOUSE

The Company estimates that the fair value of the deposit with its clearing broker as of December 31, 2001, does not differ materially from the carrying value recorded on the accompanying statement of financial condition.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-C 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $145,254, which was $140,254 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to l.

Board of Directors
Medford Financial, Inc.
Medford, New Jersey

In planning and performing our audit of the financial statements of Medford Financial, Inc. for the year ended December 31, 2001, we considered its internal control structure, including the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule l7a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Medford Financial, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule l5c3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule l7a-13; (3) in complying with the requirements for prompt payment for securities under Section 9 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and or the practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Medford Financial, Inc.
Medford, New Jersey

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Philadelphia Stock Exchange, and any other regulatory bodies to which the company is subject and should not be used for any other purpose.

KOPPLE & GOTTLIEB, LLP

February 27, 2002

SCHEDULE I

MEDFORD FINANCIAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2001

Net capital	
Total shareholders' equity	$ 164,003
Less shareholders' equity not allowable for net capital	-
Total shareholders' equity qualified for net capital	164,003
Deduction and/or charges	
Nonallowable assets	
Prepaid expenses	1,148
Furniture and equipment	3,103
Leasehold improvements	11,916
	16,167
Net capital before haircuts on securities positions	147,836
Haircuts on securities (compiled, where applicable, pursuant to rule 15c3-1(f)	-
Money market fund	2,582
Net capital	$ 145,254
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 6,015
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1000%	$ 144,653
Ratio: Aggregate indebtedness to net capital	4.14%
Excess net capital	$ 140,254

There is no material difference from the company's computation in Part IIA of Form X-17A-5 as of December 31, 2001 and, therefore, a reconciliation is not included.

See notes to financial statements.